

Food Therapy

OFFERING MEMORANDUM

facilitated by



Peak Performance Nutrition, LLC
DBA Food Therapy

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Peak Performance Nutrition, LLC
State of Organization	New York
Date of Formation	June 12th, 2015
Entity Type	Limited Liability Company
Street Address	620 19th St., Watervliet, NY, 12189
Website Address	http://foodtherapymeals.com/

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Adam Davis
Positions with the Company		
	Title	Founder
	Duration	2015 - Present
Business experience (last three years)		Founder at Peak Performance Nutrition LLC
Principal occupation (last three years)		Founder, CEO
Has this person been employed by anyone else in the last three years?		No

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Adam Davis

(D) THE COMPANY'S BUSINESS AND BUSINESS PLAN

A NOTE FROM THE FOUNDER

"One of the best gifts you can give to somebody is a good meal. Food Therapy wants to give you not only prepared and delivered meals made with locally-sourced ingredients but also an added time-saving element. You're saving time and energy that you can put more toward your lifestyle — working on hobbies, spending time with your family, and going to the gym. I personally was blown away by how much time meal prepping saved me during the week. My nutrition improved, I was less stressed and I felt better overall.

At Food Therapy we are rooted in our community; We want to make balanced menus using as many ingredients as possible from local farms that fit within people's diet plans and needs!"

-Adam Davis

DEAL HIGHLIGHTS - WHY YOU WOULD INVEST

- Food Therapy offers quick, delicious and nutritious meal options for pick-up at reasonable prices.
- The company's revenues more than doubled between 2017 and 2018, from $85,762 to $215,671, with similar growth projected for this year.
- The prepared meal industry is exploding in popularity, with companies like HelloFresh and BlueApron both worth hundreds of millions - if not billions of dollars.
- With a fully renovated commercial kitchen, Food Therapy will be able to increase inventory and bolster revenues.

BUSINESS MODEL

Food Therapy offers customers pre-prepared and freshly packaged healthy meals for pick-up in twelve locations in the Capital District and catering services for groups of ten to fifty people. By utilizing other businesses as pick-up locations for their product, Food Therapy is able to maintain a lower overhead cost as well as access to the target demographics of the pick-up location customers. Food Therapy's goal is to source exclusively local and organic food that is then prepared using traditional cooking techniques. All menu items are gluten free and most special dietary needs can be accommodated.

All meals are packaged in recyclable plastic containers labeled with macronutrient information. Orders are placed through the mobile ordering site Bottle with payments processed through Stripe. Menus are rotated regularly to ensure variety as well as the freshest ingredients with six Lunch/Dinner Entrees, three Breakfast options and nine Meal Basics available each week.

MARKET ANALYSIS

The primary market for Food Therapy are adults ages 18 to 49 living in Albany, Saratoga and Rensselaer counties with an interest in health and fitness, diet and nutrition, and sports. The primary distribution point for the food products produced by Food Therapy are health clubs, fitness centers, and office parks located in Albany, Saratoga and Rensselaer counties.

Market Potential: According to Statista, there are 36,180 health clubs and fitness centers operating in the United States with a combined 55 million memberships that generate $25.8 billion in annual revenues. The total health club and fitness center memberships equate to 16.98% of the total United States population. Based on 2014 United State Census estimates, the combined adult population living in Albany, Rensselaer, and Saratoga counties is 557,310. When the adult population of the primary market for Food Therapy is applied to the national membership statistics for health clubs and fitness centers, it is estimated that the market potential for Food Therapy is 94,631 people.

TESTIMONIALS:

"Food Therapy is a complete life saver! Since ordering, I am able to reduce the multiple trips to the grocery store and hours prepping in the kitchen. It definitely gives me the balanced nutrition my body needs. I have noticed more energy throughout the day, and it also helps regulate my Type 1 Diabetes and Celiacs disease. I have even had to cut down on taking some insulin (huge win!). Having a service that is 100% gluten free and balanced helps me keep my portions and calories in check while allowing me to still have the energy to push through a grueling workout at the end of the day." – Sara T.

"Ordering Food Therapy has been a huge time saver for me. So much so, I have been able to use the time I used to spend grocery shopping and prepping to go to church and serve the youth of the church community on the weekends. Overall, I have seen improvements in my day-to-day nutrition, health, and performance. Daily, I am able to have back up options and food at hand that I can just grab and go, which is key when you're a mom on the go. The days I don't eat my Food Therapy, I can see that I lack nutritional elements, and it shows in my ability to do some of the movements or workouts that are tough for me.

Over the past six months, I have been working hard to be strict with my nutrition, which has included incorporating Food Therapy daily. In that time period I have lost weight (35+ pounds) and made many gains in performance (power lifting meet success, improved deadlift by 69#, all time personal record with back squat, jumping pull up from floor, first double under, starting to climb a rope). Some of these I have never done in all my life, so I think my performance has been highly impacted as well as my health. Without improved nutrition, these gains wouldn't have happened." – Amy H.

"I loooove coming home to a healthy meal ? especially on nights I work late. Thanks Food Therapy for the general Tso's Tofu that's currently in my belly!" – Megan P.

"Hey all – my pals at Food Therapy are amazing. I just tried a new vegetarian option from them and it was delish. If you haven't checked them out, you should. Healthy meals and meal planning made easy. Plus they are super nice people." -Sarah I.

(E)   NUMBER OF EMPLOYEES

The Company currently has 7 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	February 15th, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovations	$70,500	$79,400
Working Capital	$0	$21,400
Compensation to MainVest	$4,500	$6,200
TOTAL	$75,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at

least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	2.3 - 3.0%**
Payment Deadline	12 / 31 / 2028
Maximum Payment Multiple	
- Early Investors***	1.75 x
- All Other Investors	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.

Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.51 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	2.3%
$83,000	2.5%
$91,000	2.7%
$101,700	2.9%
$107,000	3.0%

***To reward early participation, the investors who contribute the first $50,000 raised in the offering will receive a 1.75x cap. Investors who contribute after $50,000 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Adam Davis	100%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SEFCU	$14,312	7.0%	10/01/2022	Line of Credit
NBT	$18,160	3.8%	03/01/2023	NA

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

In 2018, the Company had revenue of $215,671 and cost of goods ("COGS") of $195,026, which resulted in gross profit of $20,645. In 2018, the Company had total expenses of $59,281, which resulted in net income of ($38,435). In terms of expenses, the majority consisted of insurance, rent, and legal fees.

As of December 31, 2018, the Company had total assets of $46,879, which consisted of a checking account balance of $1,203, a physical location for $10,000 with improvements worth $11,689, and a delivery van worth $25,689. As of that date, the Company had total liabilities of $64,226 consisting primarily of a $17,779 line of credit, a credit card balance of $4,979, payroll liabilities of $2,322, a $10,004 Kabbage loan, and a long term "Van" loan of $20,959 . This results in equity as of December 31, 2018 being $-17,347.

In 2017, the Company had revenue of $85,762 and cost of goods ("COGS") of $80,609, which resulted in gross profit of $5,153. In 2018, the Company had total expenses of $35,220, which resulted in net income of ($30,067). In terms of expenses, the majority consisted of advertising, rent, and legal fees. Additionally, the Company had other expenses of $3,893, which consisted primarily of depreciation.

As of December 31, 2017, the Company had total assets of $15,064, which consisted of a checking account balance of $3,781, leasehold improvements worth $11,689, and food inventory worth $3,845, less $6,307 in depreciation. As of that date, the Company had total liabilities of $24,768 consisting primarily of a $20,379 line of credit, a $1,564 Kabbage line of credit, and payroll liabilities of $1,570. This results in equity as of December 31, 2018 being $-17,347.

Between 2018 and 2017, the Company's revenue increased significantly with gross profit margin increasing from 6% in 2017 to 10% in 2018. Profitability was negative in 2018, with a percent of revenue of -17.8%. The company added significant assets in 2018 with a delivery van and building, along with an increase in current liabilities - primarily lines of credit.

As of June 2019, the Company had $47,591 of debt outstanding and it is possible the Company will need to raise additional capital, in addition to the capital raised on MainVest, to maintain and grow operations at the expected growth rate. As of June 2019, the Company's cash position was $3,926, indicating low liquidity and solvency when compared to the Company's debt balance, without taking into account the future capital raised on MainVest.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$700,000	$805,000	$901,600	$991,760	$1,066,142
Cost of Goods Sold	$280,000	$322,000	$360,640	$396,704	$426,457
Gross profit	$420,000	$483,000	$540,960	$595,056	$639,685
Operating Expenses					
Rent	$0	$0	$0	$0	$0
Utilities	$12,000	$13,800	$15,456	$17,002	$18,277
Insurance	$10,000	$10,250	$10,506	$10,769	$11,038
Advertising	$6,000	$6,900	$7,728	$8,501	$9,138
Legal & Professional	$5,000	$5,125	$5,253	$5,384	$5,519
Office and Admin	$4,000	$4,600	$5,152	$5,667	$6,092
Repairs & Maintenance	$2,000	$2,300	$2,576	$2,834	$3,046
Payroll	$206,000	$236,900	$265,328	$291,861	$313,750
Manager salary	$60,000	$61,500	$63,038	$64,613	$66,229
Total	$305,000	$341,375	$375,037	$406,631	$433,090
Operating Profit	$115,000	$141,625	$165,923	$188,425	$206,595

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

⩗ MAINVEST

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$218,671	$85,762
Cost of Goods Sold	$198,026	$80,609
Taxes Paid	$0	$0
Net Income	$-39,058	$-33,676

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V